GOGORO INC. PROXY STATEMENT
GENERAL
Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “AGM”) to be held at 9:30 am Taipei time on 28 April 2026 or at any adjournment thereof. The AGM will be held at Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan.
REVOCABILITY OF PROXIES
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the AGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered by mail or by hand to the offices of (i) Continental Stock Transfer & Trust Company, 1 State Street, Floor 30, New York City, N.Y. 10275-0741, Attention: Proxy Services, or (ii) Gogoro Inc., 11F, Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan, Attention: Department of Investor Relations. The written notice of revocation or proxy card must be returned not later than the close of business on 24 April, 2026, Eastern time.
RECORD DATE, SHARE OWNERSHIP, AND QUORUM
Holders of our ordinary shares of record at the close of business on 13 March 2026 (Eastern Standard Time) (the “Record Date”) are entitled to vote at the AGM. As of 13 March 2026, 20,073,579 of our ordinary shares par value $0.002 per share, were issued and outstanding. At any general meeting of the Company, one or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.
VOTING AND SOLICITATION
For each resolution put to the vote of the AGM, each ordinary share in issue is entitled to one (1) vote per share. At the AGM, every ordinary shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such shareholder.
A resolution put to the vote of the AGM shall be decided by way of a poll save that the chairman of the AGM may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote. The result of the poll shall be deemed to be the resolution of the AGM.
The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.
VOTING BY HOLDERS OF ORDINARY SHARES
When proxies are properly completed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non- votes, the ordinary shares will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the AGM would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.
PROPOSAL 1
INCREASE IN AUTHORISED SHARE CAPITAL
Proposal No.1 would increase the Company's authorised share capital:
(a)FROM: US$50,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.002 each, and 50,000,000 preference shares of a nominal or par value of US$0.0001 each;
(b)TO: US$120,000 divided into 60,000,000 ordinary shares of a nominal or par value of US$0.002 each, and 50,000,000 preference shares of a nominal or par value of US$0.0001 each; and
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 1, INCREASE IN AUTHORISED SHARE CAPITAL.

PROPOSAL 2
Adjournment of the AGM to Solicit Additional Proxies, If Necessary
Proposal 2 would allow the chairman of the AGM to adjourn the AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, ADJOURNMENT OF THE AGM TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY.
PROPOSAL 3
Authorization of Directors and Officers
Proposal 3 is a general power to be granted to directors and officers to take any and every action that might be necessary to effect the matters in Proposals 1 to 2 as such director or officer, in his or her absolute discretion, thinks fit.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE AUTHORIZATION OF DIRECTORS AND OFFICERS.
OTHER MATTERS
We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
Tamon Tseng
Chairman of the Board
March 20, 2026